SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

NORDIC AMERICAN TANKER SHIPPING LIMITED

(Translation of registrant’s name into English)

Reid House

31 Church Street

Hamilton HM FX

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nordic American Tanker Shipping Limited (the “Company”, “we”, “us” or “our”) for the Nine Months Ended September 30, 2005.

NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2005

General

Nordic American Tanker Shipping Limited (the “Company,” “we,” “us” or “our”) is an international tanker company that, as of September 30, 2005, owned seven modern double-hull Suezmax tankers averaging approximately 150,000 dwt each. We were formed in June 1995 for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. (“BP Shipping”), for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued our relationship with BP Shipping by time chartering to it the first two tankers, at spot market related rates, for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC (“Gulf Navigation”) of Dubai, U.A.E. through November 2009 at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation’s option.

In November 2004, we acquired our fourth vessel, a 1997 built double-hull Suezmax tanker. The fifth vessel, a double-hull Suezmax tanker built in 1998, was acquired in March 2005. Our sixth vessel, a double-hull Suezmax tanker built in 2005, was also acquired in March 2005. Our seventh vessel, a double-hull Suezmax tanker built in 1998, was acquired in August 2005. We are currently operating these vessels in the spot market.

In September, 2005, we agreed to acquire our eighth double-hull Suezmax, built in 1998, from an unrelated third party. We took delivery of our eighth vessel in November 2005. We are currently operating this vessel in the spot market

Bareboat Charters

We have chartered one of our vessels under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation’s option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire period. During the charter period, Gulf Navigation will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

We have chartered two of our vessels under spot market-related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. Under the charters BP Shipping is responsible for all voyage costs while we are responsible for providing the crew and paying operating costs.

Spot Charters

For the nine month period ended September 30, 2005, four of our vessels were employed in the spot market. Subsequent to September 30, 2005, our eighth vessel was deployed in the spot market or in a pool of vessels employed in the spot market. Tankers operating in the spot market typically are chartered on a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in the tanker rates, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We will be responsible for paying both operating costs and voyage costs and the charterer will be responsible for any delay at the loading or discharging ports.

Operating Results

For the nine month period ended September 30, 2005, our only source of income was from the seven vessels we owned during the period, which included four vessels owned during the entire period, two vessels we acquired in March 2005 and one vessel we acquired in August 2005. Of these seven vessels, four vessels operated in the spot market, two vessels on time charter contracts with spot related rates and one vessel on bareboat charter at a fixed charterhire rate.

We present our income statement using voyage revenues and voyage expenses. Our vessels are operated under bareboat charters, spot related time charters and spot charters. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America (“US GAAP”). Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) rate for bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. The following table reconciles our net voyage revenues to voyage revenues.

All figures in USD	Nine Months Ended September 30,
	2005	2004
Voyage Revenue	69,486,816	39,963,680
Voyage Expenses	(20,928,798)	(148,422)

Net Voyage Revenue	48,558,018	39,815,258

Our voyage revenues increased 73.4% to $69,486,816 for the nine month ended September 30, 2005, from $39,963,680 for the nine month ended September 30, 2004. Net voyage revenues increased 21.9% to $48,558,018 for the nine month ended September 30, 2005, from $39,815,258 for the comparable period in 2004. The increase in net voyage revenues was primarily a result of our becoming an operating company which entails employing the vessels in the tanker market on spot related rates, which were higher than the charterhire received under the bareboat charters that our three vessels operated under during the first nine months of 2004. In addition, we owned seven vessels as of September 30, 2005, compared to three vessels as of September 30, 2004. Six of the seven vessels operated in the spot market where we are responsible for paying voyage expenses. During the first nine months of 2004, we operated the three vessels owned at that time on bareboat charter. Under bareboat charter agreements all voyage expenses are paid by the charterer. The average TCE rate for our vessels for the first nine months of 2005 was $34,619 per day per vessel compared to $56,937 per day per vessel for the comparable period in 2004. Tanker spot market rates are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil.

Vessel operating expenses were $7,710,565 for the nine months ended September 30, 2005 compared to $110,500 for the nine months ended September 30, 2004. The three vessels owned during the comparable period in 2004 were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessel operating expenses are paid by the charterer. One of the vessels was redelivered to us in early September 2004 and thereby incurring vessel operating costs.

Administrative expenses were $6,874,836 for the nine months ended September 30, 2005 compared to $1,199,419 for the comparable period in 2004, an increase of 473%. The increase is primarily due to share-based compensation expense of $3,582,995 related to issuance of additional shares issued to the Manager, Scandic American Shipping Ltd. in order to bring the Manager’s share of total outstanding shares after the share issuance in March 2005 up to 2%. Our management agreement gives the Manager the right to maintain ownership of 2% of our outstanding shares by purchasing shares from us at their par value of $0.01. We also recorded $974,548 of share-based compensation expense related to 270,000 options granted in February 2005. Other administrative costs have increased as a result of our transition to an operating company. Chartering vessels on spot charters and time charters requires more active management of our day-to-day business. In 2004, we engaged the Manager to assume the commercial and operational responsibility of our vessels and to manage our day-to-day business. In addition to the share-based compensation described above, we reimburse the Manager for administrative expenses and pay the Manager an annual fixed fee of $100,000. Until June 30, 2004, we paid an annual fixed fee of $250,000 for these services.

Depreciation expense increased 129.1% to $11,732,662 for the nine months ended September 30, 2005, from $5,123,280 for the nine months ended September 30, 2004. The increase in depreciation expense resulted from our owning seven vessels as of September 30, 2005, which are being depreciated compared to three vessels as of September 30, 2004. The four vessels acquired since September 30, 2004 were delivered to us in mid-November 2004, mid March 2005, late March 2005 and early August 2005 respectively.

Net financial items decreased to $1,024,937 for the nine months ended September 30, 2005, compared to $1,356,841 for the comparable period in 2004, a decrease of 24.4%. The decrease is primarily due to the repayment of our outstanding $30 million long term debt in November 2004 as well as the expiration of the interest swap agreement in December 2004. The $30 million long term debt and the interest rate swap were outstanding during the first nine months of 2004. In February 2005, we borrowed $5 million under the previous credit facility to use for corporate purposes. The $5 million was repaid in March 2005. In September 2005, we borrowed $60 million under the previous credit facility to finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7 million to finance the down payment for the acquisition of the eighth vessel that was delivered in mid-November 2005. The $67 million borrowed under the previous credit facility was outstanding at September 30, 2005.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased 2.2% for the nine months ended September 30, 2005 to $35,397,372 compared to $36,207,539 for the same period in 2004 due primarily to the lower tanker spot market rates during the first nine months of 2005 than during the comparable period in 2004.

Cash flows used by investing activities were $229,837,167 for the nine months ended September 30, 2005, which represents the acquisition costs for the two vessels acquired in March 2005 and the vessel acquired in August 2005. There were no investing activities for the comparable period of 2004.

Cash flows provided by financing activities for the nine months ended September 30, 2005 increased to a positive $173,624,844 compared to a negative $36,205,927 used in financing activities for the same period in 2004. The increase of $209,830,771 is due to a relative change in proceeds received from sale of common stock of $161,967,534 in connection with the offering in March 2005, and $72,000,000 relative change in proceeds received from the use of the credit facility, offset by relative changes in repayments of the credit facility including fees of $6,050,000 and a relative increase in dividends paid of $18,086,763 during the nine months ended September 30, 2005.

In February 2005, we borrowed $5 million under the credit facility to use for corporate purposes. The $5 million was repaid in March 2005.

As of September 30, 2005, we had a credit facility, which we entered into in October 2004, that consisted of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility was set to mature in October 2007 and the $250 million facility was set to mature in October 2005. Amounts borrowed under the credit facility bear interest at a rate equal to LIBOR plus a margin between 0.8% and 1.2% (depending on the loan to vessel value ratio).

In September 2005, we borrowed $60 million under the credit facility that we entered into in October 2004, to finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7 million to finance the down payment for the acquisition of the eighth vessel that was delivered in November 2005.

In September 2005, we entered into a new $300 million revolving credit facility, which we refer to as the Credit Facility. The Credit Facility is effective as of

October 2005. The Credit Facility will mature in September 2010. The Credit Facility replaces our existing credit facility from October 2004, a portion of which was set to mature in October 2005. The Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Managements Discussion & Analysis of Financial Condition and Results of Operations filed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

CONDENSED BALANCE SHEET (UNAUDITED)

All figures in USD

	At Sep. 30, 2005	At Dec. 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	9,917,565	30,732,516
Accounts receivables	234,769	4,539,354
Other receivables	4,003,353	0
Prepaid finance costs and insurance	413,539	1,479,710
Prepaid to vessel managers	2,055,211	0

Total Current Assets	16,624,437	36,751,580

Long-term assets
Vessels, net	398,405,580	187,301,038
Deposit on vessel acquisition	7,000,000	0
Other long-term assets	1,424,184	150,793

Total Assets	423,454,201	224,203,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	293,302	411,366
Deferred revenue	537,075	1,286,070
Accrued liabilities	308,032	637,582

Total Current Liabilities	1,138,409	2,335,018

Long-term Liabilities
Long-term debt	67,000,000	0
Total Long-term Debt	67,000,000	0

Total Liabilities	68,138,409	2,335,018

SHAREHOLDERS’ EQUITY
Common Shares, par value $0.1 per share, issued and outstanding (51.2 million shares authorized); 16,644,496 shares issued and outstanding at 09/30/05 13,067,838 shares issued and outstanding at 09/30/04	166,445	130,678
Additional Paid-in Capital	432,241,885	265,752,581
Accumulated Deficit	(77,092,538)	(44,014,866)

Total Shareholders’ Equity	355,315,792	221,868,393

Total Liabilities & Shareholders’ Equity	423,454,201	224,203,411

The accompanying notes are an integral part of the condensed financial statements

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

All figures in USD

	Nine Months Ended September 30,
	2005	2004
Voyage Revenue	69,486,816	39,963,680
Voyage Expense	(20,928,798)	(148,422)
Vessel operating expenses	(7,710,565)	(110,500)
Administrative expenses	(6,874,836)	(1,199,419)
Depreciation	(11,732,662)	(5,123,280)

Net operating income	22,239,955	33,382,059

Net Financial items	(1,024,937)	(1,356,841)

Net Profit	21,215,018	32,025,218

Basic and diluted earnings per share	1.40	3.30

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

All figures in USD

	Nine Months Ended September 30,
	2005	2004
Net profit	21,215,018	32,025,218

Reconciliation of Net Profit to Net Cash from Operating Activities
Depreciation	11,732,662	5,123,280
Share based compensation & stock option plan	4,557,543	0
Amortization of prepaid finance costs	842,779	60,525
Increase/Decrease in receivables and payables	(2,950,630)	(880,434)

Net Cash from Operating Activities	35,397,372	36,207,539

Investing Activities
Investment in vessels	(222,837,167)	0
Deposit towards vessel acquisition	(7,000,000)	0

Net Cash Used by Investing Activities	(229,837,167)	0

Financing Activities
Proceeds from sale of common stock	161,967,534	0
Proceeds from use of credit facility	72,000,000	0
Repayments of credit facility	(5,000,000)	0
Loan facility costs	(1,050,000)	0
Dividends paid	(54,292,690)	(36,205,927)

Net cash from (used) by financing activities	173,624,844	(36,205,927)

Net increase (decrease) in cash and cash Equivalents	(20,814,951)	1,612

Beginning cash and cash equivalents	30,732,516	565,926

Ending cash and cash equivalents	9,917,565	567,538

The accompanying notes are an integral part of the condensed financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the “Company”, “we”, “us” or “our”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2004.

Revenue Recognition:

Bareboat charters – The accounting policy and method of computation used in recording bareboat charter revenues is consistent with those followed in preparing the Company’s annual financial statements for the year ended December 31, 2004.

Spot market – Under a voyage charter the revenues and associated voyage costs, such as fuel, canal tolls and port charges are recognized ratably over the estimated duration of the voyage (the percentage of completion method of accounting). Estimated losses under a voyage charter are provided for in full at the time such losses become evident. The Company’s accounting policy for recognition of voyage freight for vessels operating on voyage charters is on the discharge-to-discharge basis. Under this method, voyage revenue is recognized evenly over the period from the departure of a vessel from its original discharge port to departure from the next discharge port.

Demurrage income, included in voyage revenue, represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is also recognized ratably over the estimated duration of the voyage to which it pertains. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

As of September 30, 2005, other receivables represents unbilled receivables of $4,003,353 that occurred during the final month of the respective quarter. The Company did not have unbilled receivables for the comparable period in 2004.

Drydocking:

Generally, we drydock each vessel every two and a half years to five years. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis over the period until the next drydocking. We expense costs related to routine repair and maintenance incurred during drydocking that do not improve or extend the useful life of the vessels.

2. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a management agreement with Scandic American Shipping Ltd. (“SAS” or the “Manager”). SAS is owned by the Chairman and CEO of the Company, Mr. Herbjørn Hansson, and a Board member, Mr. Andreas Ove Ugland. SAS has assumed commercial and operational responsibility of the Company’s vessels and is required to manage the Company’s day-to-day business subject, always, to the Company’s objectives and policies as established from time to time by the Board of Directors. For its services under the management agreement, SAS is entitled to the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to own 2% of the Company’s total outstanding shares under conditions as described under Note 6. As of September 30, 2005, SAS owns, directly and indirectly through its owners, 2.0% of the Company’s shares. The management agreement expires in 2019.

3. LONG-TERM DEBT

In September 2005 the Company entered into a new $300 million revolving credit facility, which we refer to as the Credit Facility. The Credit Facility is effective as of October 2005. The Credit Facility will mature in September 2010. The Credit Facility replaces our previous credit facility from October 2004, a portion of which was set to mature in October 2005. The Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

Fees incurred with respect to the new and replaced credit facilities have been accounted for according to EITF 98-14. Unarmortized fees at the time of replacement are amortized over the five year term of the Credit Facility.

In February 2005, we borrowed $5 million under the previous credit facility to use for corporate purposes. The $5 million was repaid in March 2005. In September 2005, we borrowed $60 million under the previous credit facility that finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7 million to finance the down payment for the acquisition of the eighth vessel that was delivered in mid-November 2005. The $67 million borrowed under the previous credit facility was outstanding at September 30, 2005.

4. SHAREHOLDERS’ EQUITY

Par value of the Company’s common shares is $0.01. At September 30, 2005 the number of shares issued and outstanding was 16,644,496.

	September 30, 2005
	Number of shares	Shareholders’ equity
At January 1, 2005	13,067,838	$221,868,387
Common shares issued (net of offering costs)	3,500,000	161,967,534
Share-based compensation—Manager agreement	76,658	3,582,995
Share-based compensation—stock options		974,548
Net profit		21,215,018
Dividend declared and paid		(54,292,690)

At September 30, 2005	16,644,496	$355,315,792

In March 2005, the Company sold 3,500,000 shares in a public offering in the US to fund the acquisition of the two vessels and to repay outstanding debt. The offering was priced at $49.50 per share, and net proceeds (after underwriter discounts and offering costs of $ 11.2 million) to the Company were $162.1 million. The Company issued 76,658 restricted shares to the Manager as a result of this offering (see Note 6 Share-based Compensation).

5. COMPREHENSIVE INCOME

	Nine Months Ended September 30,
	2005	2004
Net Profit	$21,215,018	$32,025,218
Other Comprehensive Income: Cash flow hedge:
—Unrealized gain on cash flow hedge instrument	—	(1,147,196)
—Reclassification adjustment	—	916,196

Total Comprehensive Income	$21,215,018	$31,794,218

6. SHARE-BASED COMPENSATION

The Company’s management agreement formerly provided that SAS would receive 1.25% of any gross charterhire paid to the Company. In order to further align SAS interests with those of the Company, the parties agreed to amend the management agreement on October 12, 2004. Under the amended agreement, SAS has the right to acquire two percent of the Company’s outstanding shares at the par value of $0.01. When the Company issues additional common shares, SAS will be able to purchase additional common shares at par value, $0.01, to maintain its ownership of 2% of the Company’s total outstanding common shares. These restricted shares are non-transferable for three years from the date of issuance.

In connection with the share offering in March 2005, the Company issued an additional 76,658 shares to the manager for a total consideration of $767, or the par value of the shares. The Company recorded share-based compensation expense of $3,582,995 related to the issuance of the shares.

In October 2004, the Board of Directors approved a stock incentive plan which authorized the granting of options for the issuance of an aggregate of 400,000 shares of common stock. On February 10, 2005, the Company granted options to Board members and employees of the Company.

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2005	—	—
Options granted	190,000	$38.75
Options cancelled	—	—
Options exercised	—	—

Options outstanding at September 30, 2005	190,000	$38.75
Options exercisable at September 30, 2005	—	—

The options have a graded vesting schedule over a period of 3.8 years. The exercise price is subject to an annual downward adjustment if the payment of dividends for specified 12 month period exceeds 3% of the exercise price.

The Company also granted 80,000 options to two SAS employees, with an option exercise price of $38.75 on February 10, 2005. The options have a graded vesting schedule over a period of 3.8-4 years. The exercise price will be reduced by amount of dividends paid in excess of 3% over each specified 12 month period.

For the nine months ended September 30, 2005, the company recorded a share-based compensation expense related to the options granted under the stock incentive plan of $974,548 under the fair value method of accounting for stock options.

7. COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters – The Company can be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

8. SUBSEQUENT EVENTS

In October 2005, the Company borrowed $67.0 million under the Credit facility to repay the existing credit facility. The amount drawn was to finance part of the purchase price of its seventh vessel that it acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of the additional vessel that was delivered in November 2005. Amounts borrowed under the Company’s Credit facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to value ratio).

In November 2005, we borrowed $63.0 million under the Credit facility to finance part of the purchase price of our eighth vessel that we acquired in September 2005.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the

Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplements and our Annual Report on Form 20-F.

Contacts:	Scandic American Shipping Ltd. Manager for: Nordic American Tanker Shipping Ltd. P.O Box 56, 3201 Sandefjord, Norway Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com Web-site: www.nat.bm

Rolf Amundsen Chief Financial Officer Nordic American Tanker Shipping Ltd. Tel: +1 800 601 9079 or + 47 908 26 906

Herbjorn Hansson Chairman & CEO Nordic American Tanker Shipping Ltd. Tel: +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED

(registrant)

Dated: February 27, 2006	By:	/s/ Herbjorn Hansson
Herbjorn Hansson Chairman, Chief Executive Officer and President